Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ☐☐☐ EASY

IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

DIGINEX LIMITED	Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on November 19, 2026.

INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

TELECONFERENCE – You can attend the Extraordinary General Meeting of the shareholders of Diginex Limited by teleconference using the following dial-in information:

Telephone access (listen-only):

Within the U.S. and Canada:

1 800-450-7155 (toll-free)

Outside of the U.S. and Canada:

+1 857-999-9155 (standard rates apply)

Conference ID: 0525686#

Shareholders cannot vote at the Extraordinary General Meeting.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY	MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED ▲

PROXY

DIGINEX LIMITED

25 WILTON ROAD

VICTORIA, LONDON

GREATER LONDON, UNITED KINGDOM

SW1V 1LW

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF DIGINEX LIMITED

TO BE HELD ON NOVEMBER 20, 2026

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF DIGINEX LIMITED TO BE HELD ON NOVEMBER 20, 2026

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated November 12, 2026, in connection with the Extraordinary General Meeting of Shareholders at 10:00 a.m. Eastern Time, on November 20, 2026, or any postponement or adjournment thereof in a virtual meeting format at https://www.cstproxy.com/diginex/sm2026. Diginex Limited has determined that the Extraordinary General Meeting will be a virtual meeting conducted exclusively via live webcast and teleconference. To register and receive access to the virtual meeting, shareholders of record and beneficial owners (those holding shares through a bank, broker or other nominee) will need to follow the instructions applicable to them provided in the proxy statement.

The undersigned hereby appoints each of Archana Kotecha and Paul Ewing, either of whom may act, as the attorney and proxy of the undersigned, with power of substitution, to vote all ordinary shares of Diginex Limited (the “Company”) registered in the name provided, which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxy is instructed to vote or act as follows on the proposals set forth in the Proxy Statement.

(Continued and to be marked, dated and signed on the other side)

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN.

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL THE PROPOSALS.

This notice of meeting, the accompanying proxy statement and proxy card will be available at https://www.cstproxy.com/diginex/sm2026. For banks and brokers, the notice of meeting and the accompanying proxy statement are available at https://www.cstproxy.com/diginex/sm2026.

Please mark your vote like this ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

Proposal No. 1. Authorized Share Capital Increase (the “Authorized Share Capital Increase Proposal”) – a proposal to resolve, by ordinary resolution, that (i) in the event that the Transaction (as defined in the notice dated 24 September 2026 (the “October EGM Notice”) of the extraordinary general meeting of the Company held on 8 October 2026 (the “October EGM”) and approved by shareholders at the October EGM) is not completed prior to the passing of this resolution, the authorized share capital of the Company be increased from US$200,000 divided into 495,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each to US$520,000 divided into 1,295,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each, by the creation of 800,000,000 additional authorized ordinary shares of a par value of US$0.0004 each, with immediate effect, and (ii) upon passing of this resolution, the resolution relating to the Changes of Authorized Share Capital Proposal (as defined in the October EGM Notice and approved by shareholders at the October EGM) be withdrawn, revoked and superseded by this resolution in all respects (the “Authorized Share Capital Increase”).	FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal No. 2. First MAA Amendment (the “First MAA Amendment Proposal”) – a proposal to resolve, by special resolution, that subject to the effectiveness of the Authorized Share Capital Increase, clause 8 of the existing memorandum of association of the Company be deleted in its entirety and replaced with the following new clause 8 to reflect the Authorized Share Capital Increase, with effect immediately upon the Authorized Share Capital Increase taking effect (the “First MAA Amendment”):

“8. The share capital of the Company is US$520,000 divided into 1,295,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

FOR ☐ AGAINST ☐ ABSTAIN ☐

(a)	to redeem or repurchase any of its shares;
(b)	to increase or reduce its capital;
(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or
(ii)	subject to any limitations or restrictions; unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.”

Proposal No. 3. New Share Consolidation (the “New Share Consolidation Proposal”) – a proposal to resolve, by ordinary resolution, that in the event that the Transaction is not completed prior to the passing of this resolution: (i) following the Authorized Share Capital Increase taking effect, and with immediate effect upon the compliance with applicable law and the requirements of The Nasdaq Stock Market LLC: (a) every ten (10) then issued and unissued ordinary shares of the Company of a par value of US$0.0004 each shall be consolidated into one (1) ordinary share of a par value of US$0.004 (each, a “Consolidated Ordinary Share”), with such Consolidated Ordinary Shares ranking pari passu in all respects with one another and having the same rights and being subject to the same restrictions as the existing ordinary shares as set out in the existing memorandum and articles of association of the Company, save as to par value; (b) every ten (10) then issued and unissued preferred shares of the Company of a par value of US$0.0004 each, shall be consolidated into one (1) preferred share of a par value of US$0.004 (each, a “Consolidated Preferred Share”), with such Consolidated Preferred Shares ranking pari passu in all respects with one another and having the same rights and being subject to the same restrictions as the existing preferred shares as set out in the existing memorandum and articles of association of the Company, save as to par value; (c) no fractional Consolidated Ordinary Shares or Consolidated Preferred Shares shall be issued and any fractional entitlement to the issued Consolidated Ordinary Shares or the issued Consolidated Preferred Shares arising from such share consolidation shall be rounded up to the next whole Consolidated Ordinary Share or Consolidated Preferred Share (as the case may be), such that the authorized share capital of the Company shall become US$520,000 divided into 129,500,000 ordinary shares of a par value of US$0.004 each and 500,000 preferred shares of a par value of US$0.004 each (collectively, the “New Share Consolidation”); (ii) the number of ordinary shares, preferred shares, warrants, options, restricted share units, performance share units and other securities or rights exercisable for, convertible into or otherwise referencing ordinary shares of the Company, together with the applicable exercise, conversion or subscription prices thereof, shall be adjusted to reflect the New Share Consolidation to the extent required by their terms; and (iii) upon passing of this resolution, the resolution relating to the Share Consolidation Proposal (as defined in the October EGM Notice and approved by shareholders at the October EGM) be withdrawn, revoked and superseded by this resolution in all respects.	FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal No. 4. Second MAA Amendment (the “Second MAA Amendment Proposal”) – a proposal to resolve, by special resolution, that, (i) subject to the Authorized Share Capital Increase and the New Share Consolidation taking effect, the third amended and restated memorandum and articles of association of the Company in the substantial form attached as Annex 1 to the Notice of Extraordinary General Meeting and the accompanying proxy statement, reflecting the Authorized Share Capital Increase and the New Share Consolidation, be approved and adopted in their entirety, in substitution for and to the exclusion of the then effective memorandum and articles of association of the Company, with effect immediately upon the Share Consolidation taking effect (the “Second MAA Amendment”) and (ii) upon passing of this resolution, the resolution relating to the M&AA Amendment Proposal (as defined in the October EGM Notice and approved by shareholders at the October EGM) be withdrawn, revoked and superseded by this resolution in all respects.	FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal No. 5. Adjournment Proposal (the “Adjournment Proposal”) – a proposal to resolve, by ordinary resolution, that the chairman of the Extraordinary General Meeting be and hereby is authorized to adjourn the Meeting to a later date or dates, on one or more occasions, if necessary or advisable (a) to permit any required or advisable supplement or amendment to this Notice of Extraordinary General Meeting and accompanying proxy statement to be furnished to shareholders, (b) to permit the Company to solicit additional proxies in favor of any proposal submitted at the Meeting or (c) if the chairman otherwise determines that an adjournment is necessary or advisable to facilitate the orderly conduct of the Extraordinary General Meeting.	FOR ☐ AGAINST ☐ ABSTAIN ☐

CONTROL NUMBER

Signature ______________________ Signature, if held jointly _________________________ Date ________, 2026.

Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 3, 4 and 5, AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.